UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 12, Harbour District

Changan Investment Zone,

Fuzhou Mawei Economic & Technical Development Area

Fujian Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Gushan Environmental Energy Limited

Form 6-k

Page
SIGNATURES	3
EX-99.1 PRESS RELEASE	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: September 13, 2012	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan
Principal Financial Officer and Principal Accounting Officer

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Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Lauren Cheng
H+K Strategies (New York)	H+K Strategies (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6203
Email: elizabeth.cheek@hkstrategies.com	Email: lauren.cheng@hkstrategies.com

Gushan Environmental Energy Limited Announces

Amended Merger Agreement

New York, September 13, 2012 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a manufacturer of copper products and a producer of biodiesel in China, today announced that it has entered into an amendment (the “Amendment”) to its previously announced agreement and plan of merger (the “Merger Agreement” and as amended, the “Amended Merger Agreement”) with Trillion Energy Holdings Limited (the “Parent”), a British Virgin Islands business company limited by shares, Trillion Energy Investments Holdings Limited (“Merger Sub”), a Cayman Islands exempted company wholly-owned by Parent, and Mr. Jianqiu Yu, the Company’s Chairman and Principal Executive Officer (the “Buyer”). Parent is wholly-owned by the Buyer. The Buyer beneficially owns approximately 34.8% of the Company’s issued and outstanding ordinary shares and intends to finance the merger and the other transactions contemplated by the Amended Merger Agreement (the “Merger”) with his own funds.

Pursuant to the Amendment, the consideration payable to ordinary shareholders is increased from US$0.162 to US$0.165 per ordinary share (or US$1.62 to US$1.65 per American Depositary Share (“ADS”)), in cash without interest (the “Revised Merger Consideration”). The Revised Merger Consideration represents a 34.15% premium over the closing price as quoted by Bloomberg L.P. on February 23, 2012 and a 28.11% over the 30-trading day volume weighted average price as quoted by Bloomberg L.P. on February 23, 2012, the last trading day prior to the Company’s announcement on February 24, 2012 that it had received a “going private” proposal.

In addition, the Amendment revises the required shareholder vote at the upcoming extraordinary general meeting of the Company’s shareholders for the approval and adoption of the Amended Merger Agreement, and the Merger (the “Revised Requisite Company Vote”). Under the Revised Requisite Company Vote, the Amended Merger Agreement and the Merger, require an affirmative vote of both (i) shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class and (ii) shareholders representing a majority of the ordinary shares present and voting in person or by proxy as a single class, excluding those shares beneficially owned by the Buyer and those shares voted at the direction of the Company.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Special Committee formed by the Board of Directors, has approved the Amendment, the Amended Merger Agreement and the Merger, and resolved to recommend that shareholders and ADS holders of the Company vote to approve and adopt the Amended Merger Agreement and the Merger.

The Company proposes that the chairman of the extraordinary general meeting of the Company’s shareholders, which is scheduled for September 20, 2012, adjourn such meeting to October 15, 2012 in order to provide shareholders and ADS holders with additional time to consider the changes to the Merger effected by the Amendment, including the Revised Merger Consideration and the Revised Requisite Company Vote, and to review updated proxy materials, which the Company expects to send to shareholders promptly. Notice of any such adjournment will be given in accordance with the Articles of Association of the Company.

The record date for the extraordinary general meeting has not changed. ADS holders of record as of August 10, 2012 and shareholders of record as of September 6, 2012 remain entitled to vote at the extraordinary general meeting. Shareholders who have previously submitted their proxy, and who do not want to change their vote, need not take any action. Shareholders who have previously submitted their proxy and who want to change their vote should follow the instructions that will be included in the updated proxy materials to be mailed to holders of ordinary shares and ADSs. Shareholder with questions about the Merger or how to vote their shares (or how to change a prior vote of their shares) should call the Company’s proxy solicitor, MacKenzie Partners, Inc. at (212) 929-5500 or toll free at (800) 322-2885.

The Merger is currently expected to close in the fourth quarter of 2012, subject to the Revised Requisite Company Vote being obtained and the satisfaction of certain other customary closing conditions.

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Additional Information about the Merger

In connection with the proposed Merger, the Company has filed a definitive proxy statement and other materials with the Securities and Exchange Commission (the “SEC”) and expects to file supplementary proxy materials with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the supplementary proxy materials and amended Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Gushan Environmental Energy Limited

China Merchants Tower, Room 908

Shun Tak Center

168-200 Connaught Road Central

Sheung Wan

Hong Kong

Telephone: (852) 2587 7212

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the definitive proxy statement and Schedule 13E-3 transaction statement relating to the proposed Merger that was filed with the SEC. Additional information regarding the interests of such potential participants is also included in the definitive proxy statement and Schedule 13E-3 transaction statement filed with the SEC.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Merger proceed.

About Gushan Environmental Energy Limited

Gushan operates a copper products business in China that manufactures copper rods, copper wires, copper granules and copper plates primarily from recycled copper. Currently, Gushan’s copper products business has two production facilities, with an aggregate daily production capacity of approximately 210 tons of recycled copper products. Gushan also produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from used cooking oil, and by-products from biodiesel production, including glycerine and plant asphalt. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 490,000 tons. Currently, only Gushan’s Sichuan production facility is in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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